EXHIBIT 2

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - AUGUST 28, 2003

Baytex Energy Ltd. (TSX-BTE) of Calgary, Alberta is pleased to report its operating and financial results for the period ended June 30, 2003.  Highlights of the second quarter in 2003 include:

		Three Months Ended June 30			Six Months Ended June 30
		2003	2002	% Change	2003	2002	% Change
		(Unaudited)			(Unaudited)
	FINANCIAL
	($ thousands, except per share amounts)
	Petroleum and natural gas sales	79,288	91,507	(13)	186,335	170,637	9
	Cash flow from operations (1)	33,372	49,208	(32)	88,079	89,333	(1)
Per share	- basic	0.62	0.95	(35)	1.65	1.72	(4)
	- diluted	0.61	0.93	(34)	1.61	1.69	(5)
	Net income	41,830	21,354	96	74,773	28,658	161
Per share	- basic	0.78	0.41	90	1.40	0.55	154
	- diluted	0.76	0.40	90	1.37	0.54	155

	Exploration and development	53,559	32,510	65	115,153	72,036	60
	Acquisitions – net	3,239	3,277	(1)	(131,711)	(43,086)	206
	Total capital expenditures	56,798	35,787	59	(16,558)	28,950	n/a

	Long-term notes				203,295	314,617	(35)
	Bank loans				—	10,037	(100)
	Other working capital deficiency				19,828	34,170	(42)
	Total net debt				223,123	358,824	(38)

	OPERATING
	Daily production
	Light oil (bbls/d)	2,167	2,904	(25)	2,566	3,358	(24)
	Heavy oil (bbls/d)	22,816	24,498	(7)	23,046	23,673	(3)
	Total oil (bbls/d)	24,983	27,402	(9)	25,612	27,031	(5)
	Natural gas (mmcf/d)	57.5	73.3	(22)	65.7	73.5	(11)
	Oil equivalent (boe/d @ 6:1)	34,574	39,625	(13)	36,566	39,288	(7)

	Average sales prices (before hedging)
	WTI oil (US$/bbl)	28.91	26.25	10	31.29	23.95	31
	Edmonton par oil ($/bbl)	41.08	40.40	2	46.02	36.95	25
	BTE light oil ($/bbl)	37.13	34.53	8	41.89	30.60	37
	BTE heavy oil ($/bbl)	22.98	26.64	(14)	27.15	24.21	12
	BTE total oil ($/bbl)	24.24	27.47	(12)	28.69	25.00	15
	BTE natural gas ($/mcf)	6.05	3.94	54	6.59	3.56	85
	BTE oil equivalent ($/boe)	27.63	26.29	5	32.03	23.88	34

	Weighted average shares (thousands)
	Basic	53,515	52,110	3	53,415	52,068	3
	Diluted	54,960	53,199	3	54,752	52,947	3

(1)          Cash flow from operations is a non-GAAP term that represents cash generated from operating activities before changes in non-cash working capital and other operating items.  The Company’s cash flow from operations may not be comparable to other companies.  The Company evaluates its performance based on net income and cash flow from operations.  The Company considers cash flow a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

Baytex Energy Ltd.

Press Release

August 28, 2003

Baytex continued with an active exploration and development program in the second quarter of 2003.  During this period, the Company participated in the drilling of 69 (67.2 net) wells, resulting in 55 (53.7 net) oil wells, nine (9.0 net) gas wells, one (1.0 net) service well and four (3.5 net) dry holes. The program’s overall success rate was 94.2% (94.8% net).

Production for the second quarter of 2003 averaged 34,574 boe/d compared to 38,580 boe/d for the first quarter this year.  This decrease is primarily due to the sale of producing assets in the Ferrier area effective March 31, 2003.  With the excellent results of the drilling program in the first half of 2003, production in July increased to 36,300 boe/d and has returned to the 38,500 boe/d level in August.  The success in rapidly replacing the production sold demonstrated the quality of Baytex’s inventory of prospects, which bodes well for the Company’s upcoming plan to convert most of its operations into an income trust.

Cash flow for the second quarter was $33.4 million compared to $54.7 million for the first quarter this year.  The sale of the Ferrier assets accounted for $7.8 million of this decrease in cash flow.  In addition, WTI oil price averaged US$28.91 per barrel in the second quarter compared to US$33.86 per barrel in the first quarter.  Natural gas wellhead price for the Company averaged $6.05 per mcf in the second quarter compared to $7.02 per mcf in the first quarter.  The Cdn$/US$ exchange rate averaged 0.7158 in the second quarter compared to 0.6625 in the first quarter.  All of these factors contributed to the lower cash flow in the second quarter as average sales price for the period was $27.63 per boe, 24% below the average price of $36.14 in the first quarter.

Net income for the second quarter was an extraordinary $41.8 million, or 53 percent of sales revenue compared to 31 percent of sales revenue in the previous quarter.  This increase is due to the recently announced changes in the taxation of resource income and a reduction in income tax rates, as well as the large foreign exchange gain resulting from translation of U.S. dollar denominated debt.

On June 3, 2003, Baytex announced its plan to convert approximately 95% of its operations into an income trust, and transferred the remaining assets into a junior oil and gas company focused on exploration and growth.  As part of this reorganization plan, the Company presented an exchange offer to its senior subordinated noteholders for a series of new notes, which contain covenants that would facilitate the customary cash distribution practice of oil and gas income trusts.  This exchange offer was successfully concluded on July 9, 2003, with 99.84% of the noteholders tendering for the new notes.  An information circular dated July 25, 2003 has been sent to the shareholders of the Company and a meeting of the shareholders is scheduled to be held on August 28, 2003 to vote on the proposed plan of arrangement.  The reorganization provides shareholders with greater liquidity and the flexibility to participate either separately, or on a combined basis, in the growth potential and the mature qualities of Baytex’s assets.  The separation of Baytex’s assets under the contemplated structure better aligns risks and returns from each asset class in a tax effective and sustainable manner.

Management’s Discussion and Analysis

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2003 and the six months ended June 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002. Per barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

Baytex evaluates performance based on net income and cash flow from operations.  Cash flow from operations is a measure, not based on generally accepted accounting principles (“GAAP”), that is commonly used in the oil and gas industry.  It represents cash generated from operating activities before changes in non-cash working capital, deferred charges and other assets and deferred credits.  The Company considers it a key measure as it demonstrates the ability of the business to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

Production.     Light oil production for the second quarter of 2003 decreased by 25% to 2,167 bbl/d from 2,904 bbl/d a year earlier due to the sale of properties in March 2003 in the Ferrier area.  Heavy oil production decreased by 7% to 22,816 bbl/d for the second quarter of 2003 from 24,498 bbl/d a year ago.  Natural gas production decreased by 22% to 57.5 mmcf/d for the second quarter of 2003 compared to 73.3 mmcf/d for the same period last year due to the sale of the Ferrier properties.

For the first half of 2003, light oil production decreased by 24% to 2,566 bbl/d from 3,358 bbl/d for the same period last year.  Heavy oil production decreased 3% to 23,046 bbl/d for the first six months of 2003 from 23,673 bbl/d for the same period in 2002.  Natural gas production decreased by 11% to average 65.7 mmcf/d for the first six months of 2003 compared to 73.5 mmcf/d for 2002.  These production changes were due to the same factors as noted for the second quarter comparisons.

Revenue.     Petroleum and natural gas sales decreased 13% to $79.3 million for the second quarter of 2003 from $91.5 million for the second quarter of 2002.  For the first six months, petroleum and natural gas sales increased by 9% to $186.3 million in 2003 from $170.6 million a year earlier.

For the per unit calculations, heavy oil sales for the three months ended June 30, 2003 were 497 barrels per day lower than the production for the period due to inventory in transit under the Frontier supply agreement.  The corresponding number for the six months ended June 30, 2003 was 991 barrels per day.

	Three Months ended June 30
	2003		2002
	$000s	$/Unit	$000s	$/Unit
Oil revenue (barrels)
Light oil	7,323	37.13	9,123	34.53
Heavy oil	46,677	22.98	59,381	26.64
Derivative contracts loss	(6,379)	(2.86)	(2,316)	(0.93)
Total oil revenue	47,621	21.37	66,188	26.54

Natural gas revenue (mcf)	31,667	6.05	26,291	3.94
Derivative contracts loss	—	—	(972)	(0.15)
Total natural gas revenue	31,667	6.05	25,319	3.79

Total revenue (boe @ 6:1)	79,288	25.57	91,507	25.38

Revenue from light oil for the second quarter of 2003 decreased 20% from the same period a year ago due to a 25% decrease in production and an 8% increase in the wellhead price.  Revenue from heavy oil decreased 21% as wellhead prices decreased by 14% and production decreased 9%.  Revenue from natural gas increased 20% as the 54% increase in wellhead prices was offset by a 22% decrease in production.

	Six Months ended June 30
	2003		2002
	$000s	$/Unit	$000s	$/Unit
Oil revenue (barrels)
Light oil	19,455	41.89	18,598	30.60
Heavy oil	108,397	27.15	103,741	24.21
Derivative contracts gain (loss)	(19,960)	(4.48)	128	0.03
Total oil revenue	107,892	24.21	122,467	25.03

Natural gas revenue (mcf)	78,443	6.59	47,450	3.56
Derivative contracts gain	—	—	720	0.05
Total natural gas revenue	78,443	6.59	48,170	3.61

Total revenue (boe @ 6:1)	186,335	28.94	170,637	24.00

For the first six months of 2003, light oil revenue increased 4% from the same period last year due to a 37% increase in wellhead prices offsetting a 24% decrease in production.  Revenue from heavy oil increased 4% due to the 12% increase in wellhead prices, which offset a 3% decrease in production.  Revenue from natural gas increased 65% as wellhead prices increased 85% and production decreased 11% compared to the first half of 2002.

Royalties.     Total royalties increased 17% to $16.2 million for the second quarter of 2003 from $13.9 million for the same period last year.  The increase was due to higher natural gas revenue, which resulted in a higher overall royalty rate.  Total royalties for the second quarter of 2003 were 18.9% of sales compared to 14.6% of sales for the same period in 2002.  For the second quarter of 2003, royalties were 19.4% of sales for light oil, 14.7% for heavy oil and 25.0% for natural gas.  These rates compared to 15.6%, 13.7% and 16.6%, respectively, for the same period last year.

For the six months ended June 30, 2003, royalties increased 50% to $38.4 million from $25.6 million for the same period last year.  Total royalties for the first half of 2003 were 18.6% of sales compared to 15.1% of sales for the corresponding period a year ago.  For the first six months of 2003, royalties were 19.0% of sales for light oil, 14.7% for heavy oil and 24.0% for natural gas.  These rates compared to 16.3%, 13.3% and 18.8%, respectively, for the same period in 2002.

Operating Expenses.     Operating expenses for the second quarter of 2003 increased 13% to $21.0 million from $18.5 million for the corresponding quarter last year.  Operating expenses were $6.77 per boe for the second quarter of 2003 compared to $5.14 per boe for the second quarter of 2002.  This increase is attributable to the disposition of properties with lower operating costs and a general increase in costs in field operations.  For the second quarter of 2003, operating expenses were $8.91 per barrel of light oil, $7.65 per barrel of heavy oil and $0.71 per mcf of natural gas.  The operating expenses for the same period a year ago were $5.97, $5.82 and $0.60, respectively.

Operating expenses for the first half of 2003 increased 11% to $40.7 million from $36.8 million for the first half of 2002.  This increase is primarily due to the same factors as noted in the second quarter comparison.  Operating expenses were $6.33 per boe for the first six months of 2003 compared to $5.18 per boe for the corresponding period of the prior year.  For the first half of 2003, operating expenses were $6.32 per barrel of light oil, $7.44 per barrel of heavy oil and $0.68 per mcf of natural gas versus $6.13, $5.87 and $0.60, respectively, for the same period a year earlier.

General and Administrative Expenses.     General and administrative expenses for the second quarter of 2003 were $1.8 million, consistent with the prior year.  On a unit basis, these expenses increased to $0.57 per boe from $0.50 per boe, as overall production decreased.  In accordance with our full cost accounting policy, $1.8 million of expenses were capitalized in the second quarter of 2003 compared to $1.8 million in the same quarter last year.

General and administrative expenses for the first half of 2003 were $3.4 million, also consistent with the prior year.  On a unit basis, these expenses increased from $0.48 per boe to $0.52 per boe.  In accordance with our full cost accounting policy, $3.4 million of expenses were capitalized in the first six months of 2003, consistent with $3.4 million capitalized in the same period a year ago.

Interest Expenses.      Interest expenses on long-term notes and bank debt decreased to $5.3 million for the second quarter of 2003 from $5.8 million for the same quarter last year.  The decrease is due to the redemption of the Company’s senior secured notes in May 2003 and the stronger Canadian currency as interest on the long-term notes is payable in U.S. dollars.

For the first six months of 2003, interest expenses on long-term debt was $11.8 million compared to $11.4 million for the same period last year.

Depletion and Depreciation.     The provision for depletion and depreciation decreased to $23.6 million for the second quarter of 2003 compared to $27.0 million for the same quarter a year ago.  This decrease is due to the lower production during 2003.  On a unit basis, the provision for the current quarter was $7.60 per boe compared to $7.49 per boe for the same quarter in 2002.

Depletion and depreciation decreased to $48.8 million for the first half of 2003 compared to $53.0 million for the same period last year.  On a unit basis, the provision for the current period was $7.58 per boe compared to $7.46 per boe for the same period a year earlier.

Site Restoration.     The current quarter provision for site restoration was $0.6 million, consistent with the same quarter last year.  On a unit basis, the provision for the second quarter of 2003 was $0.19 per boe compared to $0.18 per boe for the corresponding quarter of last year due to lower production during 2003.

Site restoration costs for the six months ended June 30, 2003 decreased to $1.2 million from $1.4 million for the same period last year due to lower production.  On a unit basis, the provision for the first six months of 2003 was $0.18 per boe compared to $0.20 per boe for the first half of 2002.

Foreign Exchange.     The foreign exchange gain in the second quarter of 2003 was $17.4 million compared to $15.5 million in the prior year.  This amount includes the foreign exchange gain on the Company’s senior secured notes until their redemption in May 2003.  The gain is based on the translation of the Company’s U.S. dollar denominated long-term debt at 0.7378 at June 30, 2003 compared to 0.6806 at March 31, 2003.  The 2002 gain is based on translation at 0.6585 at June 30, 2002 compared to 0.6275 at March 31, 2002.

The foreign exchange gain for the first six months of 2003 was $40.2 million compared to $15.3 million in the prior year.  The 2003 gain is based on the translation of the Company’s U.S. dollar denominated long-term debt at 0.7378 at June 30, 2003 compared to 0.6331 at December 31, 2002.  The 2002 gain is based on translation at 0.6585 at June 30, 2002 compared to 0.6279 at December 31, 2001.

Income Taxes.     Current tax expenses were $1.9 million for the second quarter of 2003 compared to $2.6 million for the same quarter a year ago.  The decrease is due to a 1.6% reduction in the Saskatchewan Resource Surcharge rate on revenue from wells drilled after October 2002.  The current tax expense is comprised of $1.5 million of Saskatchewan Capital Tax and $0.4 million of Large Corporation Tax compared to $2.2 million and $0.4 million, respectively, in the corresponding period in 2002.

Current tax expenses were $4.5 million for the first half of 2003 compared to $4.6 million for the same period last year.  The current tax expense is comprised of $3.7 million of Saskatchewan Capital Tax and $0.8 million of Large Corporation Tax compared to $3.8 million and $0.8 million, respectively in 2002.

Future income tax expense for the second quarter of 2003 included a non-recurring adjustment of $24.1 million resulting from a 0.5% decrease to the Alberta corporate income tax rate and from the federal legislation introduced to change the taxation of resource income.  The federal resource tax changes include a change in the federal income tax rate, deductibility of crown royalties and elimination of the resource allowance, to be phased in over the next five years.  These changes are considered substantially enacted for the purposes of GAAP and the Company’s future income tax liability has been reduced accordingly.  The effect of these reductions has been recognized in the future income tax expense (recovery) for the three and six month periods ended June 30, 2003.

Net Income.     Net income for the second quarter of 2003 increased to $41.8 million from $21.3 million in the same quarter of 2002.  This increase is the result of increased foreign exchange gains and the non-recurring adjustment to future income taxes.

Net income for the first six months of 2003 increased to $74.8 million from $28.6 million in the corresponding period of 2002 for the same reason as noted in the second quarter comparison.

Liquidity and Capital Resources.     At June 30, 2003, total net debt (including working capital) was $223.1 million compared to $358.8 million at June 30, 2002 and $362.8 million at December 31, 2002.  The decrease in total debt at the end of the second quarter of 2003 compared to 2002 was the result of proceeds from assets sales at the end of March 2003.

On July 9, 2003, the Company completed an Exchange Offer related to its outstanding US$150 million 10.5% senior subordinated notes due 2011 (the “Old Notes”).  The Company issued US$179.7 million ($247.1 million) of 9.625% senior subordinated notes due 2010 in exchange for US$149.8 million of the Old Notes and incurred a non-recurring, non-cash loss of approximately $45 million on the completion of this transaction, which will be recognized in income during the third quarter of 2003.

Also on July 9, 2003, the Company entered into a new credit agreement with a syndicate of chartered banks.  The facilities are subject to semi-annual review beginning in November 2003, are secured by a floating charge over all of the Company’s assets and are subject to a borrowing base of $165 million.

Capital Expenditures.    Exploration and development expenditures increased to $115.1 million for the first half of 2003 compared to $72.0 million for the same period last year.  The Company’s total capital expenditures for these periods are summarized as follows:

	Six Months ended June 30
($ thousands)	2003	2002

Land	10,285	5,963
Seismic	4,695	3,614
Drilling and completion	70,969	45,837
Equipment	24,333	12,510
Other	4,871	4,112
Total exploration and development	115,153	72,036
Property acquisitions	5,599	11,470
Property dispositions	(137,310)	(54,556)
Net capital expenditures	(16,558)	28,950

Conference Call

A conference call has been scheduled for Friday, August 29, 2003 at 9:00 a.m. Calgary time (11:00 a.m. eastern time) to discuss Baytex’s 2003 second quarter operating and financial results.  Participants from the Company will include Dale Shwed, President and CEO and Ray Chan, Senior Vice-President and CFO. A question and answer period will follow the management presentation.  To participate in the conference call, please contact the Conference Operator at 1-800-346-5998 ten minutes prior to the call.

The replay will be available one hour after the conclusion of the conference call and will be accessible until September 12, 2003. Callers may dial 1-800-558-5253 and enter Access Code #21159072. The conference call will be archived on Baytex’s website at www.baytex.ab.ca.

Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Specifically, this press release contains forward-looking statements relating to Management’s approach to operations and company production, cash flow and debt levels.  The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the imprecision of reserve estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; the weather in the Company’s areas of operations; and other factors, many of which are beyond the control of the Company.  There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Baytex is an intermediate oil and gas exploration and production company whose shares are traded on The Toronto Stock Exchange under the trading symbol “BTE”.

Financial statements for the period ended June 30, 2003 are attached.

FOR DETAILED INFORMATION, PLEASE CONTACT:

Dale Shwed, President and C.E.O.

Telephone: (403) 750-1241

Ray Chan, Senior Vice-President and C.F.O.

Telephone: (403) 267-0715

Website: www.baytex.ab.ca

Baytex Energy Ltd.

Consolidated Balance Sheets

(thousands) (Unaudited)

	June 30, 2003	December 31, 2002

Assets
Current assets
Cash and short-term investments	$19,436	$4,098
Accounts receivable	42,436	52,667
Crude oil inventory (note 2)	4,169	—
	66,041	56,765

Deferred charges and other assets	8,416	8,679

Petroleum and natural gas properties	866,499	932,316

	$940,956	$997,760

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$85,869	$92,563

Long-term debt (notes 3 and 8)	203,295	326,977
Deferred credits	8,121	12,181
Provision for future site restoration costs	22,644	21,950
Future income taxes (note 4)	183,007	184,402
	502,936	638,073

Shareholders’ Equity
Share capital (note 5)	401,736	398,176
Retained earnings (deficit)	36,284	(38,489)
	438,020	359,687

	$940,956	$997,760

See accompanying notes to the consolidated financial statements

Baytex Energy Ltd.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(thousands, except per share data) (Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Revenue
Petroleum and natural gas	$79,288	$91,507	$186,335	$170,637
Royalties	(16,183)	(13,854)	(38,424)	(25,636)
	63,105	77,653	147,911	145,001

Expenses
Operating	21,003	18,543	40,735	36,814
General and administrative	1,764	1,819	3,364	3,406
Interest (note 3)	5,330	5,790	11,787	11,420
Loss on redemption of senior secured notes (note 3)	4,768	—	4,768	—
Foreign exchange gain	(17,363)	(15,483)	(40,195)	(15,297)
Depletion and depreciation	23,572	27,015	48,791	53,017
Site restoration	597	632	1,163	1,428
	39,671	38,316	70,413	90,788

Income before income taxes	23,434	39,337	77,498	54,213

Income taxes
Current expense	1,886	2,555	4,456	4,550
Future expense (recovery) (note 4)	(20,282)	15,428	(1,731)	21,005
	(18,396)	17,983	2,725	25,555

Net income	$41,830	$21,354	74,773	28,658

Deficit, beginning of period			(38,489)	(75,954)

Accounting policy change for foreign exchange			—	(7,671)

Deficit, beginning of period, as restated			(38,489)	(83,625)

Retained earnings (deficit), end of period			$36,284	$(54,967)

Net income per share

Basic	$0.78	$0.41	$1.40	$0.55

Diluted	$0.76	$0.40	$1.37	$0.54

See accompanying notes to the consolidated financial statements

Baytex Energy Ltd.

Consolidated Statements of Cash Flows

(thousands) (Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002

Cash provided by (used in):

OPERATING ACTIVITIES
Net income	$41,830	$21,354	$74,773	$28,658
Items not affecting cash:
Site restoration	597	632	1,163	1,428
Amortization of deferred charges	250	262	510	522
Foreign exchange gain	(17,363)	(15,483)	(40,195)	(15,297)
Loss on redemption of senior secured notes (note 3)	4,768	—	4,768	—
Depletion and depreciation	23,572	27,015	48,791	53,017
Future income tax (recovery)	(20,282)	15,428	(1,731)	21,005
Cash flow from operations	33,372	49,208	88,079	89,333
Change in non-cash working capital	9,040	3,279	(13,883)	48,759
Decrease in deferred credits	—	(4,661)	—	(9,270)
Increase in deferred charges and other assets	(528)	—	(476)	—
	41,884	47,826	73,720	128,822

FINANCING ACTIVITIES
Redemption of senior secured term notes	(89,950)	—	(89,950)	—
Decrease in bank loan	—	(12,290)	—	(65,971)
Decrease in deferred charges and other assets	(1,012)	—	(2,137)	—
Issue of shares	1,228	617	3,896	722
	(89,734)	(11,673)	(88,191)	(65,249)

INVESTING ACTIVITIES
Petroleum and natural gas property expenditures	(59,104)	(43,290)	(120,752)	(83,506)
Disposal of petroleum and natural gas properties	2,306	7,503	137,310	54,556
Properties held for sale	—	—	—	(46,895)
Change in non-cash working capital	(18,363)	(366)	13,251	12,272
	(75,161)	(36,153)	29,809	(63,573)

Change in cash and short-term investments	(123,011)	—	15,338	—

Cash and short-term investments, beginning of period	142,447	—	4,098	—

Cash and short-term investments, end of period	$19,436	$—	$19,436	$—

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

Three Months and Six Months Ended June 30, 2003 and 2002

(all tabular amounts in thousands, except per unit amounts)

1.                                      Accounting Policies

The interim consolidated financial statements of Baytex Energy Ltd. (the “Company”) are presented in accordance with Canadian generally accepted accounting principles (“GAAP”).  The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Company as at December 31, 2002.  The interim consolidated financial statements contain disclosures, which are supplemental to the Company’s annual consolidated financial statements.  Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2002.

2.                                      Crude Oil Inventory

Crude oil inventory, consisting of production in transit in pipelines at the balance sheet date pursuant to a long-term crude oil supply agreement, is valued at the lower of cost or net realizable value.

3.                                      Long-term Debt

	June 30, 2003	December 31, 2002
Senior secured term notes (US$57,000,000)	$—	$90,037
Senior subordinated term notes (US$150,000,000) (note 8)	203,295	236,940
	$203,295	$326,977

In May 2003, the Company redeemed the outstanding senior secured term notes for a total cash payment of $90 million, resulting in a loss of $4.7 million on the redemption.

Interest Expense (Income)

The Company has incurred interest expense on its outstanding debt and income on its cash and short-term deposits as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Bank loan	$(31)	$244	$—	$406
Amortization of deferred charge	250	262	510	522
Long-term debt	5,111	5,284	11,277	10,492
Total interest	$5,330	$5,790	$11,787	$11,420

4.                                      Income Taxes

Income tax expense for the first six months of 2003 included a non-recurring adjustment of $24.1 million to future income taxes resulting from a 0.5% decrease to the Alberta corporate income tax rate and from the federal legislation introduced to change the taxation of resource income.  The federal resource tax changes include a change in the federal income tax rate, deductibility of crown royalties and elimination of the resource allowance, to be phased in over the next five years.  These changes are considered substantially enacted for the purposes of GAAP and the Company’s future income tax liability has been reduced accordingly.  The effect of these reductions has been recognized in the future income tax expense (recovery) for the three and six month periods ended June 30, 2003.

5.                                      Share Capital

The Company has an unlimited number of common shares in its authorized share capital.

Issued and Outstanding:

Common shares	# of shares	Amount

Balance – January 1, 2003	52,819	$398,176
Flow-through shares issued	103	810
Future tax related to flow-through shares	—	(336)
Exercise of stock options	689	3,086
Balance – June 30, 2003	53,611	$401,736

Stock options	# of options	Weighted average exercise price

Balance – January 1, 2003	5,126	$6.98
Granted	115	9.18
Exercised	(689)	4.49
Cancelled	(119)	5.17
Balance – June 30, 2003	4,433	$7.47
Exercisable – June 30, 2003	1,349	$8.67

The Company accounts for its stock options using intrinsic values.  On this basis, compensation costs are not required to be recognized in the financial statements for stock options granted at market value.  Had compensation costs for the Company’s stock option plan been determined based on the fair-value method at the dates of grants under the plan after January 1, 2002, the Company’s pro forma net income would be as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Net income as reported	41,830	21,354	74,773	28,658
Fair value of stock options	(552)	(39)	(1,089)	(44)
Pro forma	41,278	21,315	73,684	28,614

Net income per common share
Basic as reported	0.78	0.41	1.40	0.55
Pro forma	0.77	0.41	1.38	0.55

Diluted as reported	0.76	0.40	1.37	0.54
Pro forma	0.75	0.40	1.35	0.54

The weighted average fair market value of options granted during the three months ended June 30, 2003 was $4.69 per option (2002 – $3.53 per option) and during the six months ended June 30, 2003 was $4.21 per option (2002 - $3.42 per option).  The fair value of the stock options granted is estimated on the grant date based on the Black-Scholes option-pricing model using the following assumptions: risk free interest rate of 4.5%; expected life of 4 years; and expected volatility of 52%.

6.                                      Supplemental Cash Flow Information

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Interest paid	1,435	1,443	15,374	13,781
Income taxes paid (refunded)	2,081	(223)	8,768	111

7.                                      Comparative Figures

Certain comparative figures have been reclassified to conform to the current periods’ presentation.

8.                                      Subsequent Events

On June 3, 2003, the Company announced that it would proceed with a corporate reorganization by way of a Plan of Arrangement (the “Arrangement”).  The Arrangement will result in the formation of a new oil and gas trust with a primary focus on the management of mature, lower-risk development assets and a new publicly traded exploration-focused company, Crew Energy Inc.  The Information Circular with respect to the Arrangement was mailed to shareholders on August 1, 2003 and is subject to shareholder, regulatory, and judicial approval.  It is anticipated the Arrangement will be completed by early September 2003.

On July 9, 2003, the Company completed an Exchange Offer related to its outstanding US$150 million 10.5% senior subordinated notes due 2011 (the “Old Notes”).  The Company issued US$179.7 million ($247.1 million) of 9.625% senior subordinated notes due 2010 in exchange for US$149.8 million of the Old Notes and incurred a non-recurring, non-cash loss of approximately $45 million on the completion of this transaction, which will be recognized in income during the third quarter of 2003.

Also on July 9, 2003, the Company entered into a new credit agreement with a syndicate of chartered banks.  The facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates plus applicable margins or LIBOR rates plus applicable margins.  The facilities are subject to semi-annual review beginning in November 2003, are secured by a floating charge over all of the Company’s assets and are subject to a borrowing base of $165 million.

In July 2003, the Company entered into a crude oil derivative contract for the year 2004 for 5,000 barrels per day with prices collared between WTI US$24.00 and US$28.60 per barrel.